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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-42262

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/01/09** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SANDGRAIN SECURITIES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1050 FRANKLIN AVENUE, SUITE 300
(No. and Street)

GARDEN CITY	**NY**	**11530**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PETER GRASSEL **(516) 750-7800**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN AND COMPANY
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE, 9TH FLOOR	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **PETER GRASSEL**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **SANDGRAIN SECURITIES, INC.**, as of **DECEMBER 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



JON HEIMOWITZ
Notary Public, State of New York
No. 01HE4991099
Qualified in Nassau County
Commission Expires July 16, 2010
Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ■ (f) ~~Statement of Changes in Liabilities Subordinated to Claims of Creditors~~.
- ■ (g) ~~Computation of Net Capital~~.
- □ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) ~~Information Relating~~ to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including ~~appropriate explanation~~ of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve ~~Requirements Under Exhibit A~~ of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with ~~respect to methods~~ of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) ~~A copy of the SIPC Supplemental Report~~.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

SANDGRAIN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

SANDGRAIN SECURITIES, INC.
DECEMBER 31, 2009

TABLE OF CONTENTS



Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder
Sandgrain Securities, Inc.

We have audited the accompanying statement of financial condition of Sandgrain Securities, Inc. (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sandgrain Securities, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the statement of financial condition, effective January 1, 2009, the Company changed its method of accounting for uncertainty in income taxes.



CERTIFIED PUBLIC ACCOUNTANTS

March 22, 2010

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

SANDGRAIN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$	145,204
Receivables from clearing organization		129,994
Deposit with clearing organization		100,000
Securities owned		173,109
Employee receivables		20,565
Due from affiliate		2,447
Furniture and equipment, net of accumulated depreciation of $347,413		50,935
Prepaid expenses and other assets		173,657
TOTAL ASSETS	$	795,911

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Commission payable	$	106,459
Accounts payable and accrued expenses		141,466
Total liabilities		250,000
Securities sold, not yet purchased		71,155
Total liabilities		569,080
Commitments and contingencies (Note 11)		
Shareholder's equity:		
Common stock - no par value; 200 shares authorized, 10 shares issued and outstanding		1,000
Additional paid in capital		187,875
Retained earnings		37,956
Total shareholder's equity		226,831
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	795,911

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Sandgrain Securities, Inc. (the "Company"), a wholly owned subsidiary of United Business Owners, Inc., (the "Parent") was incorporated under the laws of the State of New York in October 1989. The Company conducts business as a broker-dealer in securities and is a member of the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company also acts as an agent in the private placement of securities.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recently adopted accounting pronouncements
In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that established the FASB Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative generally accepted accounting principles ("GAAP") recognized by the FASB to be applied to all nongovernmental entities. The Codification supersedes all of the existing accounting and reporting standards applicable to privately held companies upon its effective date and, subsequently, the FASB will not issue new standards in the form of FASB Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. The guidance is not intended to change or alter existing GAAP. The guidance became effective for the Company for the fiscal year ended December 31, 2009. The guidance did not have an impact on the Company's financial position, results of operations or cash flows. All references to previous numbering of FASB Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts have been removed from the statement of financial condition and accompanying notes.

On January 1, 2009, the Company adopted new accounting guidance found in FASB ASC 820, *Fair Value Measurements and Disclosures*, for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Adoption of the new guidance did not have a material impact on the Company's statement of financial condition.

On January 1, 2009, the Company adopted the new standard regarding accounting for uncertainty in income taxes. The Company is required to apply the "more likely than not" threshold to the recognition and derecognition of tax positions. The standard also provides guidance on the measurement of tax positions, statement of financial condition classification, interest and penalties, accounting in interim periods, disclosures, and transition. Adoption of the standard did not have a material effect on the Company's statement of financial condition.

In May 2009, the FASB issued guidance related to subsequent events, which was primarily codified into FASB ASC 855, *Subsequent Events*. This guidance establishes general standards of accounting for and disclosure of events that occur after the statement of financial condition date but before financial statements are issued. In particular, the guidance sets forth: (1) the period after the statement of financial condition date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the statement of financial condition date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the statement of financial condition date.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently adopted accounting pronouncements (continued)

FASB ASC 855 is effective for interim or annual periods ending after June 15, 2009, and is to be applied prospectively. The Company adopted FASB ASC 855 as of December 31, 2009. The Company has evaluated all events or transactions that occurred after December 31, 2009, up through the date that the statement of financial condition was available to be issued on March 22, 2010.

Revenue recognition

The Company records proprietary securities transactions on a trade date basis, and commission revenue and related expenses on a settlement-date basis. The commission revenue and expenses from such transactions would not be materially different if reported on a trade-date basis.

Use of estimates

The preparation of a statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities transactions

Securities are recorded at fair value in accordance with FASB ASC 820. From time to time, the Company may sell securities not yet purchased (short positions). These positions represent an obligation of the Company to deliver the specific securities. To satisfy this obligation, the Company must acquire the securities at the prevailing market prices in the future, which may differ from the value when sold and may result in a gain or loss to the Company.

Cash and cash equivalents

Cash and cash equivalents represent cash and highly liquid investments with maturity dates of three months or less from the date of acquisition.

Furniture and equipment

Furniture and equipment is stated at cost less accumulated depreciation. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets.

Fair value measurements

Pursuant to FASB ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements (continued)
is based on the lowest level input that is significant to the fair value measurement of the investment.

The Company's fair value measurements are classified into one of three categories as follows based on the measurement inputs:

Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates and yield curves observable at commonly quoted intervals or current market) and contractual prices for the underlying financial instrument, as well as other relevant economic measures.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs shall reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

Loss contingencies
Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

NOTE 3. EMPLOYEE RECEIVABLES

Employee receivables include advances against future commissions to be earned by employees, and loans. The advances are generally short term and are recovered from the commissions generated by these employees. Loans to employees are longer in duration and are covered by promissory notes. Payment terms vary. Advances and loans are non-interest bearing. The Company has provided an allowance for those advances and loans that are considered doubtful of recovery. At December 31, 2009, the net amount of advances and loans was $20,565.

NOTE 4. RECEIVABLE AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from clearing organization primarily represents the net amount of commissions receivable for customer transactions generated in December 2009, and received in January 2010. The deposit with the clearing organization of $100,000 is required by the clearing agreement.

NOTE 5. FAIR VALUE MEASUREMENTS

The following are the major categories of assets and liabilities measured at fair value on a recurring basis during the year ended December 31, 2009, using quoted prices in active markets for identical assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3).

		Fair Value Measurements at Reporting Date Using		
Description	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Marketable securities	$ 143,129	$ 143,129	$ -	$ -
Non-readily marketable securities	29,980	-	-	29,980
Total	$ 173,109	$ 143,129	$ -	$ 29,980
Liabilities:				
Securities sold, not yet purchased	$ 71,155	$ 71,155	$ -	$ -

NOTE 5. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The following table identifies the valuation of the Company's Level 3 investments in accordance with the ASC 820 fair value levels as of December 31, 2009:

		Level 3
Balance - January 1, 2009	$	-
Cost of investments		22,838
Unrealized gain on investments		7,142
Balance - December 31, 2009	$	29,980

NOTE 6. INCOME TAXES

The Company is included with its Parent in a consolidated return for federal tax purposes, and combined returns for state and local purposes. In accordance with the intercorporate tax allocation policy, the Company pays to or receives from the Parent amounts equivalent to federal, state and local income tax charges or credits based on a separate company taxable income or loss using the statutory rates. In 2009, the Company had taxable income and utilized its share of the existing net operating loss carryforwards at the Parent level allocable to the Company to reduce its income tax provision to zero. Should benefits be derived from the net operating loss carryforward utilized in future years as a result of the consolidated tax filings, the Company would participate in these benefits under the Parent's tax allocation policy.

The Company is no longer subject to federal, state or local tax examinations by tax authorities for years before 2006.

NOTE 7. OFF-BALANCE SHEET AND CREDIT RISK

The Company clears all securities transactions through another broker-dealer on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customer's ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis. The Company also acts as an agent in the private placements of securities. As of December 31, 2009, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations.

The Company's cash and securities owned that are held at its clearing broker are subject to the credit risk of the clearing broker. The Company maintains cash in bank accounts that, at times, may exceed federally insured limits.

NOTE 8. FURNITURE AND EQUIPMENT

Furniture and equipment consisted of the following at December 31, 2009:

Furniture	$ 153,395
Equipment	234,063
Leasehold improvements	10,890
	398,348
Less: accumulated depreciation and amortization	347,413
Furniture and equipment, net	$ 50,935

NOTE 9. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31, 2009:

Operating expenses	$ 50,901
Deferred rent	65,878
Accrued salaries	19,068
Taxes payable	5,619
	$ 141,466

NOTE 10. RELATED PARTY TRANSACTIONS

At December 31, 2009, the Company had borrowings of $250,000 from its Parent, which were unconditionally subordinated to all claims of general creditors pursuant to a written agreement. The subordination agreement is subject to the rules and regulations of the Securities and Exchange Commission, and, accordingly, the borrowings are available in computing net capital, as defined. The agreement is scheduled to mature on July 31, 2012, unless extended. The loan bears interest at a rate of 9.6% per annum. During 2009, the Company paid its Parent $24,000 in interest on the loan.

The Company received a management fee of $14,000 during 2009 from its Parent to reimburse the Company for expenses it incurred relating to the support of the Parent's operations.

NOTE 11. COMMITMENTS AND CONTINGENCIES

Office leases

The Company leases office space and equipment under operating leases that expire at varying dates through February 28, 2017. The office lease contains provisions for future rent increases. The total amount of office lease payments due under the lease terms is reflected in operations on the straight-line method over the term of the lease. The difference between rental expense recorded and the amount of rent actually paid is reflected in the statement of financial condition and included in "accounts payable and accrued expenses." Future minimum annual payments required as of December 31, 2009, are as follows:

NOTE 11. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Office leases (continued)

Year ending December 31:	Minimum lease payments
2010	$ 328,233
2011	306,256
2012	266,721
2013	265,458
2014	272,823
Thereafter	616,887
Total	$ 2,056,378

Litigation

In the normal course of business, the Company may be a party to litigation and various regulatory matters. The Company is a defendant in 2 separate FINRA arbitration filings brought by former customers each making various claims including breach of fiduciary responsibility, negligence and failure to supervise. The claimants are seeking to recover in excess of $3,600,000 in the aggregate. One of the arbitration filings, seeking $2,900,000, involves a claim against the Company and other respondents. This matter is currently in the discovery phase, with arbitration hearings scheduled for November 2010. The other arbitration, seeking $700,000, is scheduled to be heard in April 2010. Although, the Company believes that each of the claims is without merit and intends to vigorously defend its position, the ultimate outcome of these matters cannot presently be determined and the amount of liability with respect to them, if any, cannot be reasonably estimated. Management of the Company after consultation with outside legal counsel, believes that there will not be any material adverse effect on the Company's financial position.

NOTE 12. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2009, the Company had net capital of $203,199, which was $103,199 in excess of the Company's required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.22 to 1 at December 31, 2009.